SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Amendment No. __ )*

Under the Securities Exchange Act of 1934

Cutera, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

232109108
(CUSIP Number)

J. Daniel Plants

Voce Capital Management LLC

600 Montgomery Street, Suite 4400

San Francisco, California 94111

(415) 489-2600

with a copy to:

Eleazer Klein, Esq.

Adriana Schwartz, Esq.

Schulte Roth & Zabel LLP

919 Third Avenue

New York, New York 10022

(212) 756-2000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

May 17, 2021
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. [ ]

(Page 1 of 9 Pages)

______________________________

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 232109108	SCHEDULE 13D	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL MANAGEMENT LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON VOCE CAPITAL LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware, United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 1,210,224 shares of Common Stock
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 6.8%
14	TYPE OF REPORTING PERSON OO

CUSIP No. 232109108	SCHEDULE 13D	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON J. DANIEL PLANTS
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 27,105 shares of Common Stock (including 11,232 shares of Common Stock underlying Restricted Stock Units and 14,000 shares of Common Stock underlying Call Options)
	8	SHARED VOTING POWER 1,210,224 shares of Common Stock
	9	SOLE DISPOSITIVE POWER 27,105 shares of Common Stock (including 11,232 shares of Common Stock underlying Restricted Stock Units and 14,000 shares of Common Stock underlying Call Options)
	10	SHARED DISPOSITIVE POWER 1,210,224 shares of Common Stock
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

1,237,329 shares of Common Stock (including 11,232 shares of Common Stock underlying Restricted Stock Units and 14,000 shares of Common Stock underlying Call Options)

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.0%
14	TYPE OF REPORTING PERSON IN

CUSIP No. 232109108	SCHEDULE 13D	Page 5 of 10 Pages

Item 1.	SECURITY AND ISSUER

This statement on Schedule 13D (the "Schedule 13D") relates to the Common Stock, par value $0.001 per share (the "Common Stock") of Cutera. Inc., a Delaware Corporation (the "Issuer"). The principal executive office of the Issuer is located at 240 Bayshore Blvd., Brisbane, California 94005.

Item 2.	IDENTITY AND BACKGROUND

(a) This Schedule 13D is filed by:

(i)	Voce Capital Management LLC, a California limited liability company ("Voce Capital Management"), with respect to the shares of Common Stock held by the funds to which it serves as investment manager (the "Voce Funds");

(ii)	Voce Capital LLC, a Delaware limited liability company ("Voce Capital"), as the sole managing member of Voce Capital Management; and

(iii)	J. Daniel Plants ("Mr. Plants"), as the sole managing member of Voce Capital.

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons."

(b) The address of the principal office of each of Voce Capital Management, Voce Capital and Mr. Plants is 600 Montgomery Street, Suite 4400, San Francisco, California 94111.

(c) The principal business of Voce Capital Management is investing for funds and accounts under its management. The principal business of Voce Capital is serving as the sole managing member of Voce Capital Management. Mr. Plants is the sole managing member of Voce Capital.

(d) No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) No Reporting Person, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Voce Capital is organized under the laws of the State of Delaware. Voce Capital Management is organized under the laws of the State of California. Mr. Plants is a citizen of the United States of America.

CUSIP No. 232109108	SCHEDULE 13D	Page 6 of 10 Pages

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

The Common Stock beneficially owned by Voce Capital Management were purchased with the working capital of the Voce Funds (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases. The aggregate purchase price of the Common Stock beneficially owned by Voce Capital Management is approximately $28.0 million, including brokerage commissions.

The 27,105 shares of Common Stock (including 11,232 shares of Common Stock underlying Restricted Stock Units) reported to be beneficially owned by Mr. Plants were issued to Mr. Plants in consideration for his service as a director of the Issuer and as Executive Chairman of the Issuer.

Item 4.	PURPOSE OF TRANSACTION

The Reporting Persons acquired beneficial ownership of the shares of Common Stock of the Issuer for investment purposes because they believe the Issuer's Common Stock represent an attractive investment opportunity.

On January 6, 2015, the Issuer entered into an agreement with Voce Capital Management and Mr. Plants (the "Board Agreement"), pursuant to which Mr. Plants was appointed to the Board of Directors of the Issuer (the "Board"). On October 28, 2016, the Board appointed Mr. Plants as Chairman of the Board. On May 19, 2021, Mr. Plants accepted the terms of an employment offer letter, dated May 19, 2021 (the "Employment Offer Letter"), pursuant to which Mr. Plants was appointed Executive Chairman of the Issuer. Under the terms of the Employment Offer Letter, Mr. Plants received a restricted stock unit award with a value of approximately $125,000 divided by, subject to certain conditions, a volume weighted average stock price ("VWAP") for a share of Common Stock. In addition, for 2021, Mr. Plants received a performance-based restricted stock unit award with a value of approximately $125,000 divided by, subject to certain conditions, a VWAP for a share of Common Stock as well.

Concurrently with his appointment as Executive Chairman, the Issuer and Mr. Plants entered into a Change of Control and Severance Agreement (the "Severance Agreement") providing for customary severance payments for Mr. Plants in the event of a termination of his employment with the Issuer without Cause (as defined in the Severance Agreement) and in the event of a Change of Control (as defined in the Severance Agreement). The foregoing descriptions of the Employment Offer Letter and Severance Agreement do not purport to be complete and are qualified in their entireties by reference to the full text of each of the Employment Offer Letter and Severance Agreement, which are attached as Exhibit 10.1 and Exhibit 10.2, respectively, to the Current Report on Form 8-K filed by the Issuer with the SEC on May 25, 2021 (the "May 25 Form 8-K") and are incorporated herein by reference as Exhibit 2 and Exhibit 3, respectively.

Pursuant to the Board Agreement, if, at any time Voce Capital Management, Mr. Plants and their Affiliates or Associates (as defined in the Board Agreement), cease to beneficially own at least 140,000 shares of Common Stock (subject to adjustment for stock splits, reclassifications, combinations and similar adjustments), then Mr. Plants is required to immediately resign from the Board. The other operative provisions of the Board Agreement have expired pursuant to their terms.

As part of the exercise of Mr. Plants's fiduciary duties as a member and Chairman of the Board and Executive Chairman of the Issuer, and in the ordinary course of the Reporting Persons' business, the Reporting Persons have engaged in, and intend to continue to engage in, communications with officers and/or members of the Board concerning opportunities for the Issuer to enhance shareholder value. In addition, the Reporting Persons may communicate with the Issuer's current or prospective shareholders; its representatives; industry participants, research analysts and members of the press; existing or potential strategic partners or competitors, investment and financing professionals and sources of capital and credit; and other interested or relevant parties relating to topics including, but not limited to, the operations of the Issuer. Except as disclosed above, none of the Reporting Persons has any other plans or proposals which relate to, or would result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D.

CUSIP No. 232109108	SCHEDULE 13D	Page 7 of 10 Pages

Depending on various factors including, without limitation, the outcome of any discussions referenced above, the Issuer's financial results, position and strategic direction, actions taken by the Issuer, price levels of the Common Stock, other investment opportunities available to the Reporting Persons, conditions in the securities market and general economic and industry conditions, the Reporting Persons may in the future take such actions with respect to their investment in the Issuer as they deem appropriate including, without limitation, purchasing additional shares of Common Stock and/or other equity, debt, notes, instruments or other securities of the Issuer (collectively, "Securities"), disposing of any or all of their Securities, in the open market or otherwise, at any time and from time to time, and engaging in any hedging or similar transactions with respect to the Securities which may increase, decrease or eliminate the Reporting Persons' exposure to the Issuer's securities.

The Reporting Persons reserve the right at any time to formulate alternative plans, make other proposals or take additional actions with respect to their investment in the Issuer, including changing their intentions with respect to any and all matters referred to in this Item 4 of Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

(a)	See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of and percentages of the shares of Common Stock beneficially owned by each Reporting Person. The percentages set forth in this Schedule 13D are based upon 17,803,274 shares of Common Stock outstanding as of April 30, 2021, which is the total number of shares of Common Stock outstanding as reported in the Issuer's Quarterly Report on Form 10-Q for the period ended March 31, 2021, filed with the Securities and Exchange Commission on May 10, 2021.

(b)	See rows (7) through (10) of the cover pages to this Schedule 13D for the number of shares of Common Stock as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.

(c)	Information concerning transactions in the shares of Common Stock reported herein effected during the past sixty (60) days is set forth in Annex A, which is attached hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities. In addition, Mr. Plants was granted 4,085 Restricted Stock Units on May 20, 2021, as reported on the Form 4 filed by Mr. Plants on May 24, 2021.

(d)	No person other than the Reporting Persons is known to have the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, the Common Stock.

(e)	Not applicable.

CUSIP No. 232109108	SCHEDULE 13D	Page 8 of 10 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

The Reporting Persons are parties to an agreement with respect to the joint filing of this Schedule 13D and any amendments thereto (the "Joint Filing Agreement"). A copy of the Joint Filing Agreement is attached as Exhibit 1 to this Schedule 13D and is incorporated by reference herein.

Mr. Plants holds 11,232 Restricted Stock Units ("RSUs") that will entitle Mr. Plants to receive one share of Common Stock per one RSU. Of such 11,232 RSUs, 7,147 vest upon the conclusion of the 2021 Annual General Meeting of Stockholders of the Issuer, expected to occur on June 15, 2021. The remaining 4,085 RSUs vest according to the following schedule: 1/3rd of the RSUs vest on May 19, 2022, May 19, 2023 and May 19, 2024, subject to Mr. Plants's continued service to the Issuer through each such date.

In connection with Mr. Plants's appointment to the Board, Mr. Plants was granted call options by the Issuer that are exercisable by Mr. Plants into 14,000 shares of Common Stock. The call options have a strike price of $11.98 and an expiration date of January 6, 2022.

The Reporting Person's response to Item 4 is incorporated by reference into this Item 6..

Other than the Joint Filing Agreement, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit	Description
1	Joint Filing Agreement, dated May 27, 2021.

2	Employment Offer Letter dated May 19, 2021, by and between the Issuer and Mr. Plants (incorporated by reference to Exhibit 10.1 to the May 25 Form 8-K).

3	Change of Control and Severance Agreement, dated May 19, 2021, by and between the Issuer and Mr. Plants (incorporated by reference to Exhibit 10.2 to the May 25 Form 8- K).

CUSIP No. 232109108	SCHEDULE 13D	Page 9 of 10 Pages

ANNEX A

TRANSACTIONS IN COMMON STOCK BY THE REPORTING PERSONS

The following table set forth all transactions in the Common Stock effected by each of the Reporting Persons in the past sixty days. All such transactions were effected in the open market through a broker and all prices per share exclude commissions.

Voce Capital Management

Trade Date	Shares Purchased (Sold)	Price Per Share ($)

05/17/2021	664,828	29.50

CUSIP No. 232109108	SCHEDULE 13D	Page 10 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: May 27, 2021

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: May 27, 2021

VOCE CAPITAL MANAGEMENT LLC

By:	Voce Capital LLC, its Managing Member

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

VOCE CAPITAL LLC

By:	/s/ J. Daniel Plants
Name: J. Daniel Plants
Title: Managing Member

/s/ J. Daniel Plants
J. Daniel Plants